Via Facsimile and U.S. Mail
Mail Stop 4720

July 20, 2009

John M. Radak
Chief Financial Officer
Quidel Corporation
10165 McKellar Court
San Diego, CA 92121

Re: Quidel Corporation
      Form 10-K for the fiscal Year Ended December 31, 2008
      Filed February 27, 2009

Dear Mr. Radak:

        We have reviewed your correspondence dated June 18, 2009 and have the following comment.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 15. Exhibits and Financial Statement Schedules, page 46</u>

1. We note your response to our request to amend your filing to include the credit agreement with Bank of America, N.A. and all attachments previously omitted. You have indicated that the omitted schedules and attachments are immaterial. However, material contracts filed as exhibits pursuant to Item 601(b) (10) generally must include all related schedules and attachments. Therefore, please re-file the credit agreement and all schedules and attachments previously omitted with the filing of your next quarterly report on Form 10-Q.

<p style="text-align:center">* * * *</p>

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Nandini Acharya, Staff Attorney, at (202) 551-3495 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director